Exhibit 99.1

Ioneer and Dragonfly Energy Partnership to Strengthen U.S. Lithium Battery and Storage Supply Chain

Highlights:

•	Nevada Gov. Joe Lombardo states the importance of partnerships like those between Dragonfly Energy and Ioneer as vital to strengthening and diversifying Nevada economy.

•	Agreement advances Nevada production and manufacturing of critical minerals and accelerates domestic electrification pipeline for EV battery components.

Tuesday, 9 May 2023 – Today Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, NASDAQ: IONR) an emerging lithium-boron producer, and Dragonfly Energy Holdings Corp. (NASDAQ: DFLI), an industry leader in energy storage, announced a commercial offtake agreement partnership that will strengthen U.S. battery supply chains and invest in the production and manufacturing of Nevada-sourced lithium. The agreement between the two Nevada-based companies is expected to pave the way for continued investment in the state and provide Dragonfly with a domestic supply of lithium carbonate, a critical component in lithium iron phosphate battery cells.

The agreement builds on an effort to produce, utilize and recycle lithium, closing the lithium loop in Nevada that Gov. Joe Lombardo has prioritized for his administration, detailed in both his recent State of the State address and his Five Year Strategic Plan.

“This agreement between Dragonfly Energy and Ioneer, and hopefully more like it in the future, are vital to our economy as we work to develop this new industry, secure Nevada’s energy independence and close the lithium loop,” said Nevada Governor Lombardo. “In the future, we hope to see more Nevada companies creating innovative partnerships like this one, which will help strengthen our economy and demonstrate how Nevada is the lithium capital of North America.”

“As the world’s demand for lithium in electric vehicle and energy storage increases, the need to secure a reliable, sustainable, and domestic source of lithium is critical. Ioneer is pleased to partner with Dragonfly and deliver these critical materials from Rhyolite Ridge,” said Bernard Rowe, managing director and CEO at Ioneer.

“Deploying our innovative dry powder coating cell manufacturing process is exciting. But ultimately, cell production is only made possible by access to lithium,” Dr. Denis Phares, CEO of Dragonfly Energy, said. “This agreement gives us the opportunity to bring our entire manufacturing process not only to the U.S. but to Nevada, from mining to manufacturing to recycling.”

The agreement demonstrates Ioneer’s tremendous value to the American supply chain. Rhyolite Ridge is one of the most sophisticated undeveloped U.S. lithium projects, and one of few in the world where lithium will be extracted and refined locally. Once federal permitting and construction is complete, Rhyolite Ridge is expected to quadruple current U.S. lithium output. The agreement also moves Dragonfly Energy closer to achieving the company’s mission of establishing a vertically integrated lithium battery cycle, from mining to cell and pack production to recycling.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 606

Key terms of the Agreement include:

•	Product: Lithium carbonate.
•
Contract Duration: 3 Years beginning when Ioneer notifies Dragonfly that the project has been fully completed and commissioned in accordance with the engineering, procurement and construction contract applicable to the project and is capable of producing and delivering product to customers who have annual commitments to purchase in excess of 3,000 tpa.

•	Volume: A variable amount of surplus tons available after meeting previously announced offtake commitments.
•	Price: Based on agreed market-based price formula.
•	Currency: USD per metric ton.
•	Conditions Precedent: ioneer’s Final Investment Decision.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.
To learn more about Ioneer, visit www.Ioneer.com/investors.

About Dragonfly Energy

Dragonfly Energy Holdings Corp. (Nasdaq: DFLI) headquartered in Reno, Nevada, is a leading supplier of deep-cycle lithium-ion batteries. Dragonfly Energy’s research and development initiatives are revolutionizing the energy storage industry through innovative technologies and manufacturing processes. Today, Dragonfly Energy’s non-toxic deep-cycle lithium-ion batteries are displacing lead-acid batteries across a wide range of end-markets, including RVs, marine vessels, off-grid installations and other storage applications. Dragonfly Energy is also focused on delivering an energy storage solution to enable a more sustainable and reliable smart grid through the future deployment of its proprietary and patented solid-state cell technology. To learn more, visit www.dragonflyenergy.com/investors.

Important notice and disclaimer

Forward-looking statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.  As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

Dragonfly Energy Contacts:

Siobhan Hickie ICR, Inc.	Amy Demuth RAD Strategies Inc.
Investor Relations (USA)	Media Relations (USA)
E: DragonflyIR@icrinc.com	E: media@radstrategiesinc.com